UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	December 31, 2019
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Talend S.A.
Full Name of Registrant

N/A
Former Name if Applicable

9, rue Pages
Address of Principal Executive Office (Street and Number)

Suresnes, France 92150
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CEN, or the transition report or portion thereof, could not be filed within the prescribed time period.

Talend S.A. (the “Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “2019 10-K”) within the prescribed time period because it is resolving comments that it received from the Securities and Exchange Commission (“SEC”) on its Form 10-K for the fiscal year ended December 31, 2018 (the “2018 10-K”) regarding the method of allocating the transaction price for its on-premise subscription agreements between its software license performance obligation and its support and maintenance performance obligation for purposes of recognizing revenue under the ASC 606 accounting standard that was adopted on January 1, 2018.

The Company anticipates, based on conversations with the Staff, that it will revise an assumption in its method of allocating the transaction prices for on-premise term licenses. This adjustment will result in a higher allocation of the transaction price to the initial performance obligation to provide the license.

The Company anticipates that it will revise its financial statements for the fiscal year ended December 31, 2018 filed in the 2018 10-K and its financial results disclosed for the fiscal year ended December 31, 2019 in the Company’s earnings release dated February 13, 2020 (the “2019 Earnings Release”) to correct errors related to the revised assumptions. The Company anticipates that the adjustments will be immaterial and therefore will not warrant a restatement of the previously filed financial statements for the fiscal year ended December 31, 2018 or a material change to the financial results disclosed for the fiscal year ended December 31, 2019 in the 2019 Earnings Release. The Company anticipates the primary impact of these adjustments will be an increase in the cumulative impact of the adoption of ASC 606 as of January 1, 2018. Furthermore, the revision will have no impact on the Company’s previously reported cash flow from operations or Annualized Recurring Revenue. The Company intends to incorporate in its 2019 10-K disclosure of the quarterly impact to its results of operations and financial position and impacted key metrics for the 2018 and 2019 periods.

The revision process has not been finalized and the SEC comments have not been resolved as the SEC has not yet had the opportunity to review the Company’s assessment as to the materiality of the adjustments.

The Company expects to resolve the SEC’s comments and file the 2019 Form 10-K within the fifteen-day extension period provided under Rule 12b-25, but there is no assurance that this will occur.

The Company’s management has concluded that it did not maintain effective control over assumptions in its stand-alone selling price (SSP) model used to determine the allocation of the transaction price to each performance obligation. Specifically, the Company did not sufficiently consider observable inputs relating to certain assumptions. The Company’s management concluded that there is a material weakness in the Company’s internal control over financial reporting as of December 31, 2019 and management is further evaluating the root cause of the error.

This Form 12b-25 contains forward-looking statements that are based on the Company’s beliefs and assumptions and on information currently available to its management.  Actual events or results may differ materially from those described in this document due to a number of risks and uncertainties. These potential risks and uncertainties include, among others: the Company’s ability to resolve the SEC’s comments to the 2018 10-K, including the SEC’s review of the Company’s assessment as to the materiality of the adjustments to its financial statements; the timing of the Company’s resolution of the SEC’s comments to the 2018 10-K; the Company’s ability to file the 2019 Form 10-K in a timely manner; the timing of the review by, and the conclusions of, the Company’s independent registered public accounting firm regarding the revisions to Company’s financial statements filed in the 2018 10-K and the financial results disclosed in the 2019 Earnings Release; the outcome of the Company’s completion of the quantification and evaluation of the impact of the revisions to the financial statements filed in the 2018 10-K and the financial results disclosed in the 2019 Earnings Release; and other risks and uncertainties discussed in  “Risk Factors” and elsewhere in the Company’s Form 10-Q for the fiscal quarter ended September 30, 2019 and other filings with the U.S. Securities and Exchange Commission (“SEC”), which are available at the SEC’s website at www.sec.gov. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent management’s beliefs and assumptions only as of the date made. You should review the Company’s SEC filings carefully and with the understanding that actual future results may be materially different from what the Company expects.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Aaron Ross	650	667-5169
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TALEND S.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 2, 2020	By:	/s/ Adam Meister
Name: Adam Meister
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).